Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

March 29, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 28, 2023 The Nasdaq Stock Market LLC (the "Exchange") received from SHL Telemedicine Ltd. (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b) for the registration of the following security:

American Depositary Shares, each representing one (1) ordinary share, nominal value NIS 0.01 per share

Ordinary shares, nominal value NIS 0.01 per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi

Not for trading, but only in connection with the registration of the American Depositary Shares.